UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 9, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Audience, Inc.

File No. 333-179016 - CF#28028
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Audience, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Registration Statement on Form S-1 filed on January 13, 2012, as amended.

Based on representations by Audience, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.13	through February 22, 2017
Exhibit 10.13.1	through February 22, 2017
Exhibit 10.13.2	through February 22, 2017
Exhibit 10.13.3	through February 22, 2017
Exhibit 10.13.3.1	through March 29, 2017
Exhibit 10.13.4	through February 22, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel